SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Overseas Shipholding Group, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

69036R863
(CUSIP Number)
Cyrus Capital Partners, L.P. 65 East 55th Street, 35th Floor New York, New York 10022 (212) 380-5800
Eleazer Klein, Esq. Adriana Schwartz, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69036R863	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,685,740*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,685,740*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,685,740*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.0%**
14	TYPE OF REPORTING PERSON PN/IA

* Includes 160,696 shares of restricted Class A Common Stock that were granted to CCP by the Company pursuant to the Company’s Non-Employee Director Incentive Compensation Plan (the “Director Shares”).

** The applicable percentage beneficially owned by the Reporting Persons as shown herein is computed based upon 70,946,476 shares of Class A Common Stock issued and outstanding, which is the difference obtained by subtracting (i) 1,425,000 shares of the Class A Common Stock repurchased by the Company from certain of the Cyrus Funds pursuant to the stock purchase agreement entered into by and among the Company and certain of the Cyrus Funds, dated as of November 8, 2023 (the “Stock Purchase Agreement”) as described in Item 6 below from (ii) 72,371,476 shares of Class A Common Stock issued and outstanding as of November 2, 2023, as reported in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2023, filed on Form 10-Q with the SEC on November 6, 2023.

CUSIP No. 69036R863	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,685,740*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,685,740*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,685,740*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.0%**
14	TYPE OF REPORTING PERSON OO

* Includes 160,696 Director Shares.

** The applicable percentage beneficially owned by the Reporting Persons as shown herein is computed based upon 70,946,476 shares of Class A Common Stock issued and outstanding, which is the difference obtained by subtracting (i) 1,425,000 shares of the Class A Common Stock repurchased by the Company from certain of the Cyrus Funds pursuant to the Stock Purchase Agreement as described in Item 6 below from (ii) 72,371,476 shares of Class A Common Stock issued and outstanding as of November 2, 2023, as reported in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2023, filed on Form 10-Q with the SEC on November 6, 2023.

CUSIP No. 69036R863	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Stephen C. Freidheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,685,740*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,685,740*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,685,740*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.0%**
14	TYPE OF REPORTING PERSON IN

* Includes 160,696 Director Shares.

** The applicable percentage beneficially owned by the Reporting Persons as shown herein is computed based upon 70,946,476 shares of Class A Common Stock issued and outstanding, which is the difference obtained by subtracting (i) 1,425,000 shares of the Class A Common Stock repurchased by the Company from certain of the Cyrus Funds pursuant to the Stock Purchase Agreement as described in Item 6 below from (ii) 72,371,476 shares of Class A Common Stock issued and outstanding as of November 2, 2023, as reported in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2023, filed on Form 10-Q with the SEC on November 6, 2023.

CUSIP No. 69036R863	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 8 (“Amendment No. 8”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on August 5, 2015 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on June 23, 2016 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on March 15, 2019 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on March 24, 2022 (“Amendment No. 4”), Amendment No. 5 filed with the SEC on November 15, 2022 (“Amendment No. 5”), Amendment No. 6 filed with the SEC on August 28, 2023 (“Amendment No. 6”), Amendment No. 7 filed with the SEC on September 18, 2023 (“Amendment No. 7”, and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 8, the “Schedule 13D”) with respect to Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Overseas Shipholding Group, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D. This Amendment No. 8 amends Item 4, Items 5(a)-(c) and Item 6 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ response to Item 6 of Amendment No. 8 is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of shares of Class A Common Stock and percentages of the Class A Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 70,946,476 shares of Class A Common Stock issued and outstanding, which is the difference obtained by subtracting (i) 1,425,000 shares of the Class A Common Stock repurchased by the Company from certain of the Cyrus Funds pursuant to the Stock Purchase Agreement as described in Item 6 below from (ii) 72,371,476 shares of Class A Common Stock issued and outstanding as of November 2, 2023, as reported in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2023, filed on Form 10-Q with the SEC on November 6, 2023.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the shares of Class A Common Stock effected by the Reporting Persons since the filing of Amendment No. 7 are set forth on Schedule A and are incorporated herein by reference.

CUSIP No. 69036R863	SCHEDULE 13D/A	Page 6 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 8, 2023, the Company entered into the Stock Purchase Agreement with certain of the Cyrus Funds whereby the Company repurchased from certain of the Cyrus Funds an aggregate of 1,425,000 shares of Class A Common Stock at a purchase price of $4.80 per share. The sale of the repurchased shares was consummated on November 10, 2023.

CUSIP No. 69036R863	SCHEDULE 13D/A	Page 7 of 8 Pages

SCHEDULE A

Transactions in the Shares of Class A Common Stock of the Company by the Reporting Persons Since the Filing of Amendment No. 7

The following table sets forth all transactions in the shares of Class A Common Stock effected since the filing of Amendment No. 7 by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

09/20/2023	(7,791)	4.38680*
09/21/2023	(20,824)	4.28300*
09/22/2023	(101,412)	4.25763*	4.25 – 4.31

* The price reported in the column titled “Price Per Share ($)” is a weighted average price. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Class A Common Stock purchased or sold at each separate price. Each price was within a $1 price range. The Reporting Persons have provided the price range in the column titled “Price Range ($)” to the extent the price range was available to the Reporting Persons.

CUSIP No. 69036R863	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 13, 2023

Cyrus Capital Partners, L.P.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized Signatory

Cyrus Capital Partners GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

/s/ Stephen C. Freidheim
Stephen C. Freidheim